UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 29, 2023

AgeX Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-38519	82-1436829
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

1101 Marina Village Parkway

Suite 201

Alameda, California 94501

(Address of principal executive offices)

(510) 671-8370

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.0001 per share	AGE	NYSE American

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01 - Entry in Material Definitive Agreement.

Summary of Merger Agreement and Transaction

On August 29, 2023, AgeX Therapeutics, Inc. (“AgeX”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Serina Therapeutics Inc., an Alabama corporation (“Serina”), and Canaria Transaction Corporation, an Alabama corporation and wholly owned subsidiary of AgeX (“Merger Sub”). Serina currently has a pipeline of small molecule candidates targeting central nervous system (“CNS”) indications, enabled by the company’s proprietary POZ PlatformTM delivery technology. In addition to advancing Serina’s wholly owned pipeline assets, Serina is working with pharma partners currently advancing pre-clinical studies exploring POZ polymer lipid-nanoparticles (“LNPs”) in next generation LNP delivered RNA vaccines. In addition, Serina is advancing a lead drug candidate, SER-252 (POZ-apomorphine) for the treatment of advanced Parkinson’s Disease through pre-clinical studies towards the goal of an investigational new drug submission or “IND” to the Food and Drug Administration for the initiation of a Phase I clinical trial during the fourth quarter of 2024. Serina has two other pipeline assets that are positioned to enter IND enabling studies, SER-227 (POZ-buprenorphine) for certain post-operative pain indications, and SER-228 (POZ-cannabidiol) for treatment refractory epilepsy indications. Serina is also focused on expanding its LNP and anti-body drug conjugate (“ADC”) partnering collaborations.

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Serina, with Serina surviving as a wholly owned subsidiary of AgeX (the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Certain Provisions of the Merger Agreement

Conversion of Shares

At the effective time of the Merger (the “Merger Effective Time”): (i) each share of Serina capital stock outstanding immediately prior to the Merger Effective Time after giving effect to the automatic conversion of all outstanding shares of Serina preferred stock into Serina common stock, excluding any shares of Serina capital stock held by Serina, AgeX, Merger Sub or any of their respective subsidiaries and any dissenting shares, will be automatically converted solely into the right to receive a number of shares of AgeX common stock (the “Shares”) determined by the Exchange Ratio (as defined in the Merger Agreement); (ii) each option to purchase shares of Serina capital stock (each, a “Serina Option”) that is outstanding and unexercised immediately prior to the Merger Effective Time under Serina’s 2017 Stock Option Plan (the “Serina Plan”), whether or not vested, will be converted into and become an option to purchase AgeX common stock, and AgeX will assume the Serina Plan and each such Serina Option in accordance with the terms of the Serina Plan and the terms of the stock option agreement by which such Serina Option is evidenced; and (iii) each warrant to purchase shares of Serina capital stock (each, a “Serina Warrant”) that is outstanding and unexercised immediately prior to the Merger Effective Time will be converted into and become a warrant to purchase AgeX common stock, and AgeX will assume each Serina Warrant in accordance with its terms.

Through the application of the Exchange Ratio, the stockholders of AgeX immediately prior to the Merger are expected to own approximately 25% of the aggregate number of outstanding shares of AgeX common stock immediately after the Merger Effective Time, and the stockholders of Serina immediately prior to the Merger are expected to own approximately 75% of the aggregate number of outstanding shares of AgeX common stock immediately after the Merger Effective Time, in each case on a fully-diluted basis, subject to certain assumptions, including that all outstanding shares of AgeX preferred stock will convert into AgeX common stock prior to the Merger Effective Time.

Issuance of Warrants

Prior to the consummation of the Merger (the “Closing”), AgeX will issue to each AgeX stockholder three warrants for each five shares of AgeX common stock held by such stockholder (each a “Post-Merger Warrant”). Each Post-Merger Warrant will be exercisable for one unit at a price equal to $13.20 and will expire on July 31, 2025. Each unit will consist of (i) one share of common stock of AgeX and (ii) one warrant (each such warrant, an “Incentive Warrant”) that will be exercisable to purchase one share of common stock of AgeX at a price equal to $18.00 and that will expire on the four year anniversary of the Closing. The terms of each Post-Merger Warrant and Incentive Warrant will be further detailed the forms of warrant agreements that will be negotiated between the parties prior to the Closing.

Post-Closing Directors and Officers

Following the Closing, it is anticipated that the combined company will be led by a new Chief Executive Officer (“CEO”). Serina’s current Chief Financial Officer (“CFO”), Steve Ledger, is expected to serve as the interim CEO of the combined company until such time as the new CEO is hired. AgeX’s current CFO, Andrea Park, is expected to serve as the interim CFO and the Chief Accounting Officer of the combined company until such time as the new CFO is hired, and is then expected to continue in the role of Chief Accounting Officer. Randall Moreadith, current President and Chief Executive Officer of Serina, is expected to serve as the Chief Scientific Officer of the combined company, and Tacey Viegas, the current Chief Operating Officer of Serina, is expected to serve as the Chief Operating Officer and Secretary of the combined company. Additionally, following the Closing, the board of directors of AgeX will consist of seven directors (i) one of whom shall be the Chief Executive Officer of AgeX following the Closing, (ii) two of whom will be designated by Serina, (iii) two of whom will be designated by AgeX, and (iv) two of whom shall be designated by mutual agreement of AgeX and Serina and shall meet the NYSE American director independence requirements. The board of directors immediately after the Closing are expected to be Dr. J. Milton Harris, who is presently the chair of the board of directors of Serina, Steve Ledger, Dr. Gregory Bailey, who is presently a director of both AgeX and Serina, Dr. Richard Marshall, who is presently the Chief Executive Officer of Juvenescence, Remy Gross, who is currently the Vice President of Business and Technology Advancement for the Buck Institute for Aging, and two vacancies, unless designated prior to the Merger Effective Time in accordance with the Merger Agreement.

Representations, Warranties and Closing Conditions

The Merger Agreement contains customary representations, warranties and covenants made by each of Serina and AgeX, including customary non-solicitation restrictions for each party.

The Closing is subject to certain customary closing conditions, including, without limitation: (i) no order preventing the Merger and the other transactions and actions contemplated by the Merger Agreement having been issued and remaining in effect and there being no law which has the effect of making the consummation of Merger and the other transactions and actions contemplated by the Merger Agreement illegal; (ii) the required approvals by the parties’ stockholders having been obtained; (iii) the existing shares of AgeX common stock having been continually listed on the NYSE American and the Shares issued in connection with the Contemplated Transactions (as defined in the Merger Agreement) being approved for listing on the NYSE American (subject to official notice of issuance); (iv) the Form S-4 (as defined below) having become effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”); (v) the accuracy of each party’s representations and warranties, subject to certain materiality qualifications; (vi) compliance by the parties with their respective covenants; (vii) no continuing Company Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Merger Agreement); (viii) the completion of a reverse stock split of all outstanding shares of AgeX common stock for the purpose of resulting in approximately 2,500,000 shares of AgeX common stock being outstanding immediately prior to the Merger Effective Time unless otherwise mutually agreed to by AgeX and Serina (“NYSE Reverse Split”); (ix) Juvenescence Limited (“Juvenescence”) will have entered into a letter agreement (the “Side Letter”); (x) Juvenescence will have converted all of its shares of AgeX preferred stock into shares of AgeX common stock prior to the NYSE Reverse Split; (xi) the holders of Serina’s convertible promissory notes (other than AgeX) will have elected to convert such notes into shares of Serina common stock prior to the Merger; (xii) the actual closing price of AgeX common stock immediately prior to the Merger will not be less than $12.00 per share (taking into account the NYSE Reverse Split); (xiii) Juvenescence must hold at least 1,133,308 Post-Merger Warrants; and (xiv) immediately prior to the Closing, AgeX will have on hand at least $500,000 of immediately spendable non-restricted cash net of all payables and other liabilities.

Termination Rights

The Merger Agreement contains certain customary termination rights, including, without limitation: (i) the right of either AgeX or Serina to terminate the Merger Agreement if the Contemplated Transactions (as defined in the Merger Agreement) have not been consummated by February 29, 2024; (ii) the right of either AgeX or Serina to terminate the Merger Agreement if AgeX’s stockholders fail to adopt and approve the Parent Stockholder Matters (as defined in the Merger Agreement); (iii) the right of AgeX to terminate the Merger Agreement if Serina’s stockholders fail to adopt and approve the Company Stockholder Matters (as defined in the Merger Agreement); (iv) the right of AgeX to terminate the Merger Agreement if the Serina board of directors changes or withdraws its recommendation that Serina stockholders vote in favor of the Merger or recommends that Serina enter into an alternative transaction; (v) the right of Serina to terminate the Merger Agreement if the AgeX board of directors changes or withdraws its recommendation that AgeX stockholders vote in favor of the Merger or recommends that AgeX enter into an alternative transaction; (vi) the right of AgeX to terminate the Merger Agreement in order to enter into an alternative transaction with respect to a Superior Offer (as defined in the Merger Agreement); (vii) the right of AgeX to terminate the Merger Agreement if certain financial statements have not been provided by Serina to AgeX in accordance with the terms of the Merger Agreement; (viii) the right of Serina to terminate the Merger Agreement if the Actual Closing Price (as defined in the Merger Agreement) of a share of AgeX common stock is less than $12.00 (taking into account the NYSE Reverse Split), subject to certain cure provisions; (ix) the right of Serina to terminate the Merger Agreement if Juvenescence holds fewer than 1,133,308 Post-Merger Warrants, subject to certain cure provisions; and (x) the right of Serina to terminate the Merger Agreement if AgeX will have on hand less than $500,000 of immediately spendable non-restricted cash, net of all payables and other liabilities, immediately prior to the Closing, subject to certain cure provisions.

Upon termination of the Merger Agreement by Serina or AgeX in certain circumstances, a termination fee of $1 million may be payable by Serina to AgeX or a termination fee of $1 million may be payable by AgeX to Serina. Serina and AgeX have also agreed to reimburse the other party for up to $1 million in expenses, as applicable, if the Merger Agreement is terminated in certain circumstances, as further described in the Merger Agreement; provided that neither party will be responsible for payment of more than $1 million in the aggregate.

S-4 Filing

In connection with the Merger, AgeX will prepare and file a registration statement on Form S-4 (the “Form S-4”) to register under the Securities Act the Shares, Post-Merger Warrants, and Incentive Warrants to be issued pursuant to the Merger Agreement, and the Shares issuable upon the exercise of those warrants. The Form S-4 will contain a proxy statement and prospectus and other relevant documents concerning the Merger. Pursuant to the proxy statement and prospectus, which will be mailed to AgeX stockholders of record on a record date to be set by the AgeX board of directors, AgeX will seek the approval of AgeX’s stockholders to, among other things, approve: (i) an amendment to AgeX’s certificate of incorporation to effect the NYSE Reverse Split; (ii) the Merger, including the issuance of the Shares to Serina stockholders at Closing; (iii) issuing Post-Merger Warrants and Incentive Warrants, (iv) the disposition of certain AgeX assets in connection with the Merger, (v) the amendment and restatement of AgeX’s certificate of incorporation, (vi) the adoption of a new equity incentive plan, along with the reservation of 1,725,000 shares of AgeX’s common stock for use under the new equity incentive plan, and (vii) Juvenescence converting shares of AgeX Series B Preferred Stock into an amount of shares of AgeX common stock that would (a) exceed 19.9% of the shares of AgeX common stock outstanding as determined in accordance with Section 712(b) of the NYSE American Company Guide at the time the Series B Preferred Stock was issued, and (b) result in a change of control of AgeX as determined in accordance with the NYSE American Company Guide (collectively, the “AgeX Stockholder Matters”).

Support Agreements

Concurrently with the execution of the Merger Agreement, Juvenescence, a stockholder of AgeX holding 43.34% of the outstanding shares of common stock of AgeX, 100% of the outstanding shares of Series A preferred stock of AgeX, and 100% of the outstanding shares of Series B preferred stock of AgeX, entered into a support agreement (the “AgeX Support Agreement”) in favor of Serina, providing, among other things, that such stockholders will vote all of their shares of AgeX capital stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the AgeX Stockholder Matters, and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party other than Serina.

Concurrently with the execution of the Merger Agreement, certain stockholders of Serina holding 100% of the outstanding shares of common stock of Serina, 100% of the outstanding shares of Series A preferred stock of Serina, 100% of the outstanding shares of Series A-1 preferred stock of Serina, 97.442% of the outstanding shares of Series A-2 preferred stock of Serina, 100% of the outstanding shares of Series A-3 preferred stock of Serina, 100% of the outstanding shares of Series A-4 preferred stock of Serina, and 98.57% of the outstanding shares of Series A-5 preferred stock of Serina entered into support agreements (the “Serina Support Agreements”) in favor of AgeX, providing, among other things, that such stockholders will vote all of their shares of Serina capital stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Company Stockholder Matters (as defined in the Merger Agreement), and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party other than AgeX.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (i) certain executive officers, directors and stockholders of Serina and (ii) certain stockholders of AgeX entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such persons accepted certain restrictions on transfers of the shares of AgeX common stock held by such persons for the 180-day period following the Merger Effective Time.

Side Letter

Concurrently with the execution of the Merger Agreement, AgeX, Serina and Juvenescence entered into the Side Letter, which will become effective immediately prior to the Closing. The Side Letter will provide that (i) effective immediately before the Effective Time, Juvenescence will cancel all Out of the Money Parent Warrants (as defined in the Merger Agreement) held by Juvenescence; (ii) to provide the combined company an additional $15 million in capital, Juvenescence will exercise all Post-Merger Warrants it holds according to the following schedule: (x) at least one third on or before May 31, 2024, (y) at least one third on or before November 30, 2024, and (z) at least one third on or before June 30, 2025; (iii) AgeX and Serina shall use reasonable best efforts to appoint certain directors, including Steve Ledger and Dr. J. Milton Harris, who are each affiliated with Serina, and Dr. Gregory Bailey and Dr. Richard Marshall, who are each affiliated with Juvenescence, effective as of the Effective Time; (iv) Juvenescence will not sell any shares of AgeX Series A Preferred Stock or Series B Preferred Stock and will take all actions necessary to convert all of such preferred stock into AgeX common stock before the NYSE Reverse Split; (v) Juvenescence will release all security interests, guarantees, pledges, assignments and other forms of collateral that it may have in AgeX’s assets pursuant to the terms of certain loans to AgeX; and (vi) Juvenescence will consent to a newly formed subsidiary of AgeX assuming AgeX’s obligations with respect to loans agreements and promissory notes governing loans payable to Juvenescence, including obligations for amounts currently owed and future advances of loan funds, and Juvenescence shall release AgeX from those loan obligations.

Incorporation of Exhibits by Reference

The foregoing descriptions of the Merger Agreement, the AgeX Support Agreement, the Serina Support Agreements and the Lock-Up Agreements (collectively, the “Merger Transaction Agreements”), and the foregoing description of the Side Letter are summaries only, do not purport to be complete and are qualified in their entirety by reference to those agreements, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, and 10.5 respectively, to this Current Report on Form 8-K and incorporated herein by reference. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of AgeX and Serina in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Transaction Agreements were used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Transaction Agreements should not be relied upon as characterizations of the actual state of facts about AgeX or Serina.

Item 7.01 Regulation FD Disclosure

Press Release

On August 29, 2023, AgeX and Serina issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The information in this Item 7.01 and in the press release furnished as Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not to be incorporated by reference into any filing of the registrant under the Securities Act or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in any such filing, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding the anticipated completion and effects of the proposed Merger and related timing, pro forma descriptions of the combined company, Serina’s and the combined company’s planned preclinical and clinical programs, including planned clinical trials, the potential of Serina’s product candidates, the anticipated cash expected from warrant exercises and the ability for proceeds to fund the operations of the combined company for as long as anticipated, the expected trading of the combined company’s stock on the NYSE American under the ticker symbol “SER”, management of the combined company and other statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. All forward-looking statements are based on assumptions or judgments about future events and economic conditions that may or may not be correct or necessarily take place and that are by their nature subject to significant risks, uncertainties and contingencies. You are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Statements that contain words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. With respect to the Merger, these risks and uncertainties include: the possibility that stockholders of AgeX or Serina may not approve the Merger; one or more conditions to consummating the Merger may not be satisfied; one or more material agreements that may be entered into in connection with the Merger may be terminated by a party to the agreement; AgeX or the combined company may be unable to obtain approval to list on the NYSE American the shares of AgeX common stock expected to be issued pursuant to the Merger; and the closing of the Merger might be delayed or not occur at all. In addition, the Merger could cause AgeX to face additional risks, including risks associated with conducting and financing Serina’s current or future research and product development programs, including risks that those research and development programs will not result in the development of products or technologies with the desired clinical utility, benefits, or market acceptance; risks associated with conducting clinical trials of Serina product candidates and obtaining Food and Drug Administration or other regulatory approvals to market product candidates, including risks with respect to the timing of initiation of Serina’s planned clinical trials, the timing of the availability of data or other results from clinical trials, and the timing of any planned investigational new drug application or new drug application; risks associated with the combined company’s ability to identify additional products or product candidates with significant commercial potential; risks associated with AgeX’s, Serina’s or the combined company’s ability to protect its intellectual property position; product liability risks; the risk that the cash balance of the combined company following the closing of the Merger will be lower than expected or reduced; the risk that the combined company’s anticipated sources and related timing of financing following the closing of the Merger will not provide proceeds necessary to fund the operations of the combined company for as long as anticipated; the risk that the transactions contemplated by the Side Letter are not completed in a timely manner or at all; risks associated with AgeX’s or Serina’s estimates regarding future revenue, expenses, capital requirements, and need for additional financing following the Merger; risks associated with the ability of AgeX and the combined company to remain listed on the NYSE American; the risk that products may not be successfully commercialized or that the combined company might not otherwise be able to generate sufficient revenues to operate at a profit; potential adverse changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; the risk that changes in AgeX’s capital structure, management, business, and governance following the Merger could have adverse effects on the market value of its common stock; the ability of AgeX and Serina to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; risks associated with Serina’s or the combined company’s ability to successfully collaborate with Serina’s existing collaborators or enter into new collaborations, or to fulfill its obligations under any such collaboration agreements; risks associated with the combined company’s commercialization, marketing and manufacturing capabilities and strategy; the risk that pursuing and completing the Merger and related transactions could distract AgeX and Serina management from their respective ongoing business operations or cause AgeX and Serina to incur substantial costs; risks associated with competition and developments in the industry in which the combined company will operate; the impact of world health events, including the COVID-19 pandemic and any related economic downturn; the risk of changes in governmental regulations or enforcement practices; AgeX’s and Serina’s ability to meet guidance, market expectations, and internal projections; the impact of AgeX stockholders having their percentage ownership interests in AgeX reduced by the issuance of AgeX common stock to Serina stockholders in the Merger and by the issuance of shares of AgeX common stock upon the exercise of Post-Merger Warrants by Juvenescence, and other important factors that could cause actual results to differ materially from those projected or expected by AgeX management or stockholders. The effects of many of such factors are difficult to predict and may be beyond AgeX’s or Serina’s control.

New factors emerge from time to time, and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Additional factors that could cause actual results to differ materially from the results anticipated in these forward-looking statements are contained in AgeX’s periodic reports filed with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and other filings that AgeX may make with the SEC. Forward-looking statements included in this communication are based on information available to AgeX and Serina as of the date of this communication. Undue reliance should not be placed on these forward-looking statements that speak only as of the date they are made, and except as required by law, AgeX and Serina each disclaims any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed business combination transaction between AgeX and Serina, AgeX intends to file relevant materials with the SEC, including the Form S-4. AGEX URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGEX, SERINA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Form S-4 and other documents filed by AgeX with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Form S-4 and other documents filed by AgeX with the SEC by contacting Andrea Park by email at apark@agexinc.com. Investors and stockholders are urged to read the Form S-4, including the proxy statement / prospectus contained therein, and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

AgeX and Serina, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about AgeX’s directors and executive officers is included in AgeX’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 31, 2023, in the proxy statement for AgeX’s 2022 annual meeting of stockholders, filed with the SEC on November 2, 2022, and in AgeX’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2023, filed with the SEC on August 14, 2023. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement / prospectus included in the Form S-4 relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication relates to a proposed business combination transaction between AgeX and Serina. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed business combination transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this communication in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 - Financial Statements and Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization, dated August 29, 2023, by and among AgeX Therapeutics, Inc., Canaria Transaction Corporation and Serina Therapeutics, Inc.†
10.1	Form of AgeX Therapeutics, Inc. Stockholder Support Agreement.
10.2	Form of Serina Therapeutics, Inc. Stockholder Support Agreement.
10.3	Form of AgeX Therapeutics, Inc. Lock-Up Agreement.
10.4	Form of Serina Therapeutics, Inc. Lock-Up Agreement.
10.5	Letter Agreement, dated August 29, 2023, by and among AgeX Therapeutics, Inc., Serina Therapeutics, Inc. and Juvenescence Limited.
99.1	Joint Press Release of AgeX Therapeutics, Inc. and Serina Therapeutics, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†Schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGEX THERAPEUTICS, INC.

Date: August 30, 2023	By:	/s/ Andrea E. Park
Chief Financial Officer